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                                                                    EXHIBIT 99.4

                       FORM OF ACCELERATION WAIVER LETTER

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September 10, 1998


<<Full_Name>>
c/o American Internet Corporation
Four Preston Court
Bedford, MA  01730


Dear <<Familiar_Name>>:

               As you know, Cisco Systems, Inc. ("Cisco") is in the process of acquiring American Internet Corporation (the "Company"). Under the terms of the acquisition (the "Acquisition"), Cisco has agreed to assume the outstanding options held by certain employees of the Company. However, in order to facilitate the completion of this Acquisition, the vesting acceleration provisions currently in effect for those options need to be revised prior the Acquisition so that those options do not accelerate upon the Acquisition.

               You currently (as of 9/30/98) hold the following stock option(s) (collectively the "Options") to acquire shares of the Company's common stock under the Company's Third Amended 1996 Stock Plan (the "Option Plan"):

                                                Number of
                                                Remaining Unvested
            Grant Date        Exercise Price    Option Shares
            ----------        --------------    ------------------
            Grant_Date_1      Grant_Price_1     Unvested_1
            Grant_Date_2      Grant_Price_1     Unvested_2
            Grant_Date_3      Grant_Price_3     Unvested_3
            Grant_Date_4      Grant_Price_4     Unvested_4

               In order for the Company to complete the Acquisition, the vesting acceleration provisions of your existing Options must be amended so that those Options will NOT, at the time of the Acquisition, vest on an accelerated basis as to fifty percent (50%) of any otherwise unvested option shares, and only twenty-five percent (25%) of the unvested option shares will become vested and exercisable on an accelerated basis upon consummation of the Acquisition. That amendment to your Options will be referred to in this letter as "Amendment I."

               Each of your Options currently becomes exercisable for the option shares as follows: (i) 25% upon your completion of one year of employment measured from the grant date, and (ii) an additional 6.25% of the option shares upon your completion of each three (3)-month period of employment measured from the first anniversary of the grant date. Accordingly, if your Option were to be exercisable for 31.25% of the option shares immediately before the Acquisition (based on 15 months of employment following the grant

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date), then an additional 17.1875% of the option shares (25% of the remaining
68.75% of the shares) will vest upon the assumption of your Option by Cisco in the Acquisition by reason of Amendment I, and the assumed Option will become exercisable for the remaining shares in a series of successive equal quarterly installments upon your completion of each three (3) month period of continued employment following the Acquisition.

               Amendment I to each of your Options will be effected by an amendment to Section 13B of the Option Plan, which has been incorporated into the stock option agreement (the "Option Agreement") for each of your Options. Accordingly, as a condition to closing the Acquisition, you must agree to the following amendment to Section 13B of the Option Plan and to the incorporation of that amended provision into each of your Option Agreements so that your Options will vest on an accelerated basis as to only 25% of the unvested shares outstanding under the Options at the time of the Acquisition.

                            AMENDMENT TO SECTION 13B
                           TO BE EFFECTIVE IMMEDIATELY
                            FOR EACH OF YOUR OPTIONS

               "Upon a merger of the Company, other than a merger into a wholly-owned subsidiary, in which the Company is not the surviving entity (including the merger effected by the Acquisition), the vesting schedule applicable to all outstanding Options under the Plan at that time shall partially accelerate so that the Option shall vest and become exercisable for twenty-five percent (25%) of any option shares for which the Option is not otherwise at that time vested and exercisable. Accordingly, to the extent the Option is not otherwise fully exercisable at the time of such merger or Acquisition, the Option shall become immediately exercisable for that number of additional option shares obtained by multiplying the number of shares for which the Option is not otherwise at that time vested and exercisable (in accordance with the normal installment vesting schedule in effect immediately prior to the merger or Acquisition) by twenty-five percent (25%) and may be exercised for all or any portion of those shares as fully-vested shares of Stock upon the consummation of such merger. The Option shall become exercisable for any remaining unvested shares of Stock subject to that option in accordance with the same installment exercise schedule in effect for that option immediately prior to the merger (or Acquisition).


               In addition, the existing provisions of Section 13B under which all unvested options are to vest upon the termination of an optionee's employment without cause (as defined therein) within twelve (12) months of an "acquisition" (as defined in Section 13B) are hereby eliminated in their entirety, effective immediately prior to the Acquisition, and rendered null and void. In lieu of such accelerated vesting, you are hereby entitled to receive, at the time of your termination from the Company or Cisco without "Cause" within twelve (12) months following the Acquisition, a cash payment for any remaining unvested portion, as of the time of such termination of employment, of those shares subject to your Options which did not vest on an accelerated basis at the time of the Acquisition by reason of Amendment I (the number of any such shares determined on a post-Acquisition basis) . For each such unvested share (if any), you will be entitled to receive an amount of cash equal to the excess of (i) the closing selling price per share of Cisco common stock on the

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closing date of the Acquisition over (ii) the exercise price payable per share.
For this purpose, a termination for "Cause" shall mean a termination for any of the following reasons: (i) engaging in misconduct that is injurious to Cisco or the Company; (ii) being convicted of a felony; (iii) committing an act of fraud against, or the misappropriation of property belonging to, Cisco or the Company; or (iv) a material breach of this agreement or any confidentiality or proprietary information agreement between you and Cisco or the Company.

               Further, you agree that you will not exercise any of your Options during the period between the date of this letter agreement and the effective date of the Acquisition (or such earlier date on which it is announced that the Acquisition will not be consummated). The Acquisition is expected to become effective in approximately 30 to 45 days following the date of this letter, but the actual effective date cannot be determined at this time.

               To indicate your agreement with (i) Amendment I which will limit the accelerated vesting you will receive under your Options at the time the Acquisition closes to only 25% of any option shares for which the Options are not otherwise at that time vested and exercisable, (ii) the elimination of the vesting acceleration provisions tied to your termination of employment and the replacement of those provisions with a cash-out right with respect to the balance of that 25% of the option shares which did not vest at the time of the Acquisition because of Amendment I and (iii) the suspended exercise period for your Options, please sign and date the Acknowledgement section below. For your records, you should attach a copy of this letter to each of your Option Agreement(s) in order to evidence the revision to the acceleration provisions of your Option(s) effected by this letter agreement.

                                Very truly yours,




                                Robert T. Brennan
                                President and CEO


                                 ACKNOWLEDGEMENT

               In order to facilitate the closing of the Acquisition, I hereby knowingly and freely agree to (i) the foregoing amendment to Section 13B of the Option Plan, as such provision has been incorporated into the Option Agreement for each of my Options, (ii) the elimination of all vesting acceleration provisions tied to my termination of employment and the suspension of the exercise period of my Options.


                                         Signature:
                                                   -----------------------------
                                                          <<Full_Name>>